 Exhibit d 1 (c)

ECLIPSE FUNDS

AMENDMENT TO THE
AMENDED AND RESTATED MANAGEMENT AGREEMENT

This Amendment (the “Amendment”) to the Amended and Restated Management Agreement is made as of the 30th day of October, 2009, by and between Eclipse Funds, a Massachusetts business trust (the “Trust”), and New York Life Investment Management LLC, a Delaware limited liability company (“NYLIM” or the “Manager”).

WHEREAS, the parties hereto have entered into an Amended and Restated Management Agreement dated August 1, 2008, as amended (the “Management Agreement”); and

NOW, THEREFORE, for good and adequate consideration, the receipt of which is hereby acknowledged, the parties hereto agree to amend the Agreement to reflect a name change for the Small Company Value Fund, effective as of the close of business on October 30, 2009, as follows:

1.	Schedule A of the Agreement is hereby deleted in its entirety and replaced with the attached Schedule A.

IN WITNESS WHEREOF, the parties have executed this Amendment to be effective as of the date first written above.

NEW YORK LIFE INVESTMENT MANAGEMENT LLC

By:	/s/ Barry A. Schub
Name: Barry A. Schub
Title: Executive Vice President

ECLIPSE FUNDS

By:	/s/ Stephen P. Fisher
Name: Stephen P. Fisher
Title: President

SCHEDULE A

(As of the close of business on October 30, 2009)

For all services rendered by the Manager hereunder, each Fund of the Trust shall pay the Manager and the Manager agrees to accept as full compensation for all services rendered hereunder, an annual fee equal to the following:

FUND	ANNUAL RATE

Balanced Fund	0.700% on assets up to $1 billion; 0.650% on assets from $1 to $2 billion; and 0.600% on assets in excess of $2 billion

U.S. Small Cap Fund (formerly Small Company Value Fund)	0.850% on assets up to $1 billion; and 0.800% on assets in excess of $1 billion